UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-39950

Evaxion A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion A/S’s (the “Company”) registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050), Form F-1 (File No. 333-276505), Form F-1 (File No. 333-279153), Form F-1 (File No. 333-283304), and Form F-3 (File No. 333- 285778), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Amendment to Articles of Association

During the period between October 19, 2026 and October 21, 2026, the Company sold an aggregate of 201,198 American Depositary Shares (the “ADSs”), representing the Company’s ordinary shares, DKK 0.25 nominal value with each ADS representing fifty (50) ordinary shares, at an average price of USD $3.9714 per ADS, consisting of (i) 15,699 ADSs sold on October 19, 2026 at an average price of USD $3.1533 per ADS, (ii) 170,426 ADSs sold on October 20, 2026 at an average price of USD $4.0069 per ADS, and (iii) 15,073 ADSs sold on October 21, 2026 at an average price of USD $4.4222 per ADS. The ADSs were sold in an at-the-market (ATM) offering pursuant to the terms and subject to the conditions contained in that certain Capital Demand™ Sales Agreement between the Company and Jones Trading Institutional Services LLC dated October 3, 2022. After deducting fees and expenses, net proceeds to the Company from the sales of the ADSs were approximately $775,068.

In connection with such sales, the Company registered share capital increases with the Danish Business Authority as follows: (i) nominal DKK 196,237.50, corresponding to the 784,950 ordinary shares represented by the 15,699 ADSs sold on October 19, 2026, with effect date of October 20, 2026; (ii) nominal DKK 2,130,325, corresponding to the 8,521,300 ordinary shares represented by the 170,426 ADSs sold on October 20, 2026, with effect date of October 21, 2026; and (iii) nominal DKK 188,412.50, corresponding to the 753,650 ordinary shares represented by the 15,073 ADSs sold on October 21, 2026, with effect date of October 22, 2026. Such registrations represent aggregate share capital increases of nominal DKK 2,514,975, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 115,283,514 through the issuance of such 201,198 ADSs representing the Company’s ordinary shares.

The Company’s Articles of Association were amended on October 20, 2026, October 21, 2026 and October 22, 2026, respectively, to reflect these capital increases and are attached hereto as Exhibit 1.1.

Exhibits

Exhibit
No.	Description
1.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion A/S

Date: November 4, 2026	By:	/s/ Dr. Helen Tayton-Martin
Dr. Helen Tayton-Martin
Chief Executive Officer